退職者関与案件検証手続

（目的）
第1条　本手続は、役職員でなくなった格付担当者（以下「退職者」という。）が格付
　　　関係者に就職した場合（以下「再就職」という。）において、当該退職者が格
　　　付担当者として関与した当該格付関係者に係る信用格付（以下「退職者関与案
　　　件」という。）につき、当該退職者が自己の利益を図る目的で投資者の利益を
　　　害する行為をなしていたか否か（利益相反の影響を受けていたか否か）を検証
　　　することを目的とする。

（定義）
第2条　本手続においては、次の定義を用いる。
　　　① 格付アナリスト　組織規程に定めるチーフアナリスト、シニアアナリスト、
　　　　及びアナリスト
　　　② 付議担当者　個別の信用格付を決定する委員会等における審議のために必
　　　　要な分析及び評価を行う者として指名された格付アナリスト
　　　③ 格付担当者　付議担当者及び個別の信用格付を決定する委員会等の構成員
　　　④ 格付委員会等　格付委員会又は格付評議会
　　　⑤ 構成員　格付委員会又は格付評議会の構成員
　　　⑥ 信用格付業　金融商品取引法（昭和23年法律第25号）第2条第35項に定
　　　　める信用格付業
　　　⑦ 信用格付　信用格付業に係る信用格付
　　　⑧ 格付関係者　金融商品取引法（昭和23年法律第25号）第66条の33第2
　　　　項に定める格付関係者（ただし、本手続第3条②、第5条⑪、第6条に関
　　　　しては、信用格付の対象となる有価証券又は金融市場商品の引受業者及びス
　　　　ポンサーも格付関係者に含める。）
　　　⑨ 格付関係者の役員又はこれに準ずるもの　格付関係者の取締役、監査役、執
　　　　行役員、部門長
　　　⑩ 資産証券化商品　金融商品取引業等に関する内閣府令（平成19年内閣府令
　　　　第52号）の第295条第3項第1号に定める資産証券化商品
　　　⑪ 役員等就任先　退職者が再就職先の役員又はこれに準ずるものに就いた場
　　　　合の当該再就職先

（検証対象）
第3条　本手続における検証対象は次のとおりとする。
　　　① 退職者の役員等就任先を格付関係者とする信用格付のうち、当該退職者が
　　　　JCRの役職員でなくなった日の前2年間に、格付担当者として関与したす
　　　　べての信用格付の妥当性。
　　　② 退職者の再就職先を格付関係者とする信用格付のうち、退職者が退職する日
　　　　より最も近日にJCRが付与した信用格付、及び、当該信用格付の付与日よ

り過去 1 年の間に当該退職者が格付担当者として関与したすべての信用格付の妥当性。ただし、米国証券取引委員会の定める 5 つの信用格付クラスのうち、当社が登録していない、証券化商品（Asset-Backed Securities）に係る信用格付を除く。

③ 上記①及び②の対象となる信用格付が重複している場合、①に基づき検証を終えているものについては、②において再度検証する必要はない。

（検証体制）
第4条 退職者関与案件の検証に必要な詳細の分析その他の作業（以下「検証作業」という。）及びその結果報告を担当する部署（以下「検証担当部室」という。）は、チーフ・コンプライアンス・オフィサーが案件ごとに定めるが、原則として当該退職者関与案件の格付担当部室とする。

（検証及び信用格付の見直しの手順）
第5条 退職者関与案件の検証は、次に掲げる手順により行う。
① 経営管理企画部は、退職の予定又は事実を把握した場合、当該退職の予定又は事実及び退職者の再就職予定先又は再就職先を、別紙様式を用いて格付プロセス統括室及びコンプライアンス統括室に通知する。
② 格付プロセス統括室は、当該退職者に係る退職者関与案件のリストを作成し、コンプライアンス統括室に提出する。
③ チーフ・コンプライアンス・オフィサーは、退職者関与案件のリストをもとに、案件ごとに検証担当部室を指定し、検証担当部室に指定結果を通知する。
④ 検証担当部室の部室長は、検証を担当する退職者関与案件のそれぞれにつき検証作業の担当者チーム（以下「検証チーム」という。）を指名するとともに、同一退職者につき検証を担当する全案件の検証終了までの計画期間を定め、当該計画期間をコンプライアンス統括室経由にてチーフ・コンプライアンス・オフィサーに報告する。
⑤ 検証チームは、担当する退職者関与案件につき検証作業を行い、格付アクション（撤回を含む。以下同じ。）が利益相反の影響を受けていたか否かについての報告（以下「報告」という。）を取りまとめる。
⑥ 検証チームは報告を取りまとめた場合これを格付委員会等に提出し、格付委員会等は、当該報告を受け、退職者関与案件の格付アクションにおける利益相反の影響の有無につき認定を行う。利益相反の影響を受けていたと格付委員会等が認定した信用格付についてはすべて見直し（レビュー）が行われなければならない。この場合の見直しは、その結果が据置となる可能性が高い信用格付についても行われる。信用格付の見直しは格付委員会規程及び格付評議会規程に基づき行う。
⑦ 格付委員会等は、退職者関与案件の格付アクションが利益相反の影響を受けていたと認定し、かつ当該認定の日から必要な信用格付の見直しの結果を公表するまでに 15 暦日超を要すると判断した場合、当該信用格付をクレジット・モニターの対象に指定しなければならない。

⑧　同一退職者に係る退職者関与案件につき審議する格付委員会等は、全案件一括で開催する必要はなく、案件毎に開催することで足りる。

⑨　上記⑥の規定にかかわらず、退職者が構成員としてのみ関与しかつ格付アクションが利益相反の影響を受けていなかったとの報告を検証チームが取りまとめた退職者関与案件については、検証チームは報告を検証担当部室の部室長に提出し、当該報告を受けた部室長は、格付アクションが利益相反の影響を受けていなかったと判断した場合、上記⑥に規定する手続が不要である旨の決裁を下すことができる。当該決裁を受けた退職者関与案件については、当該決裁をもって検証が終了するものとする。

⑩　コンプライアンス統括室は、チーフ・コンプライアンス・オフィサーの指示の下、検証の状況につき、必要に応じ検証担当部室から聴取し、必要があれば検証担当部室の部室長に進捗を要請する。

⑪　退職者が退職時に格付関係者に再就職しなかったものの、その後格付関係者に就職した事実を当社が把握した場合、当該就職先を格付関係者とする信用格付のうち、退職者が当社を退職した日より最も近日に JCR が付与した信用格付、及び、当該信用格付の付与日より過去 1 年の間に当該退職者が格付担当者として関与したすべての信用格付の妥当性を検証する。検証手順は上記①乃至⑩の定めに従うものとする。

（終了までの計画期間）
第 6 条　検証担当部室の部室長が定める案件検証の終了までの計画期間は、同一退職者に係る案件の数等の諸事情に応じ定めるべきであるが、退職の日から 2 ヶ月以内を目安とする。当該退職者が、当社を退職した後に格付関係者に再度転職していた場合には、当該事情を当社が知り得た時点より 2 ヶ月以内を目安とする。

（検証作業）
第 7 条　検証チームは、退職者が付議担当者として関与した案件に係る検証作業において、次に掲げる事項を、検証対象に係る格付委員会等付議資料、格付委員会等議事録、及びプレスリリース等公表資料の内容その他必要な情報を用い、確認する。

①　信用格付が付与当時に定められていた格付基準に従って付与されたこと。

②　信用格付の付与に利用されたデータに問題のなかったこと。

③　その他信用格付の妥当性を歪めるような事象のなかったこと。

2　検証チームは、退職者が構成員としてのみ関与した案件に係る検証作業において、次に掲げる事項を、検証対象に係る格付委員会等議事録その他必要な情報を用い、確認する。

①　当該退職者が格付委員会等において、構成員として再就職先に有利な発言を行い、それが信用格付の決定に大きな影響を及ぼしていないこと。

②　当該退職者が全会一致で信用格付を決定する格付委員会において、再就職先に不利な提案に関し反対票を投じていないこと。

③　多数決により信用格付が決定された案件において、当該退職者の投票なか

りせば、再就職先に不利な信用格付が付与されていた、又は有利な信用格付が付与されていなかった、と認められないこと。

④ その他信用格付の妥当性を歪めるような事象のなかったこと。

（公表）

第８条 退職者関与案件の格付アクションが利益相反の影響を受けていたと格付委員会等が認定した場合、検証担当部室は、信用格付の見直しが必要な旨を、情報サービス部を通じ速やかに公表する。

2 退職者関与案件の格付アクションが利益相反の影響を受けていたことを理由として信用格付の見直しを行った場合、検証担当部室は、次に掲げる事項を、情報サービス部を通じ当該見直しの後遅滞なく公表する。

① 見直しの結果。

② 利益相反が過去の格付アクションに影響を及ぼしていたことが見直しの理由である旨。

③ 利益相反の影響を受けた格付アクションの日付及び当該アクションに関連する信用格付。

④ 利益相反の内容。

⑤ 利益相反が格付アクションに及ぼした影響の度合い。

⑥ 利益相反があったにもかかわらず見直しの結果が据置であることの理由（見直しの結果が据置である場合に限る。）。

3 退職者関与案件の格付アクションが利益相反の影響を受けていたことを理由として信用格付をクレジット・モニターの対象に指定した場合、検証担当部室は、利益相反が過去の格付アクションに影響を及ぼしていたことが当該指定の理由である旨を、情報サービス部を通じ当該指定の後遅滞なく公表する。

（改廃）

第９条 本規定の改廃は、社長決裁によりこれを行う。

付　　則

平成２２年　７月３０日　制定
平成２４年　３月２６日　改正
平成２４年　６月２２日　改正
平成２５年１１月　１日　改正
平成２７年　６月１５日　改正
平成２７年１２月１８日　改正
平成２８年　４月　１日　改正
平成２８年１１月１８日　改正

（様式）

年　　月　　日

退職者関与案件検証手続きに基づく検証作業要否判定書

1. 退職情報（経営管理企画部記入）

項目	内容	備考
氏　　　　　　　名		
所　属　部　署		
退　職　年　月　日	年　　月　　日	
再　就　職　先　の　企　業　名		
再就職先における所属部署		
再就職先における役職		

2. 判定

項番	判定項目	判定部署	判定	備考
1	**格付担当者としての職歴あり** ［格付担当者＝格付アナリスト 又は格付委員・評議員］	経営管理企画部	該当　非該当	
2	【項番１「該当」の場合】 **再就職先の役員又はこれに準ずるものへの就任** ［取締役、監査役、執行役員、部門長］	経営管理企画部	該当　非該当	
3	【項番１又は２に「該当」の場合】 **再就職先を格付関係者とする信用格付に関与** ［関与＝格付委員としての関与含む］	格付ﾌﾟﾛｾｽ室	該当　非該当	
4	**退職者関与案件検証手続に基づく検証手続の要否** ［項番３が「該当」の場合、「要」］	ｺﾝﾌﾟﾗｲｱﾝｽ統括室	要　　不要	
	検証手続要否(項番 3, 4)判定日	年　　月　　日		

(注)項番２、３に関し、不明・未定の場合はその旨を備考欄に記入すること。

（回覧印）

格　付　担　当　役　員

（判定・確認印）

	CCO	コンプライアンス統括室	格付ﾌﾟﾛｾｽ統括室		経営管理企画部		
			室長	担当	部長	次長	担当

その他回覧先	監査役　内部監査室長